Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli (646) 330-5907 susan@inspirgroup.com
ASUR Lic. David Barlow (52) 55-5284-0483 dbarlow@asur.com.mx

ASUR Announces Resolutions Approved at the
General Ordinary Shareholders’ Meeting held on January 26th, 2026

MEXICO CITY, January 26th, 2026 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced that shareholders approved the following resolutions and considered the following matters at the General Ordinary Shareholders' Meeting held in Mexico City on January 26th, 2026:

General Ordinary Meeting

Summary of Resolutions

1.	Approval for the Company to acquire all or part of the shares and/or airport operators, including Companhia de Participações em Concessões, either directly or through its subsidiaries and/or special purpose vehicles. Resolutions thereon.

2.	Approval for the Company to, directly or indirectly, contract any type of debt, either through bank loans, securities issuances, or any other form of financing, and to enter into the contracts and agreements necessary and/or convenient to implement the foregoing. Resolutions thereon.

Special delegates of the Ordinary General Shareholders’ Meeting were appointed to appear before a notary public to legalize the minutes of the meeting and to undertake any other action necessary to formalize and give effect to the resolutions taken at this meeting.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeast of Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has a track record of outperforming U.S. commercial revenue benchmarks.

ASUR -

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

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